Evergreen Equity Index Fund

Effective on the close of business on June 14, 2002, the Fund acquired substantially all the assets and assumed certain liabilities of Wachovia Equity Index Fund in an exchange of shares. The net assets were exchanged through a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $83,176,982. The aggregate net assets of the Fund and Wachovia Equity Index Fund immediately prior to the acquisition were $802,733,930 and $175,952,250, respectively. The aggregate net assets of the Fund immediately after the acquisition were $978,686,180.